FORM 5 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Kamfar, Ramin	2. Issuer Name and Ticker or Trading Symbol Vsource, Inc. (VSRC)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _x_ Director ____ 10% Owner ___ Officer (give ____ Other (specify title below) below)
(Last) (First) (Middle) c/o New World Holdings 246 Industrial Way West	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year Year Ended 1/2002
(Street) Eatontown New Jersey 07724			5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filling (Check Applicable Line) _x_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr.4)
			Amount	(A) or (D)	Price

FORM 5 (Continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Priceof Deriva- tive Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Na- ture of In direct Bene- ficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares

Stock Options (right to buy)	$0.29	11/20/01	A	75,000		(1)	11/19/11	Common Stock	75,000	N/A	75,000	D	N/A

(1) Stock options vest in eight equal quarterly installments beginning on February 20, 2002.

                        /s/ Ramin Kamfar                                      April 15, 2002
** Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.